July 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Kauten

Re:	Elauwit Connection, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 23, 2025
CIK No. 0002063863

Dear Mr. Kauten:

On behalf of Elauwit Connection, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 7, 2025, providing the Staff’s comments with respect to the draft of the Company’s Registration Statement on Form S-1.

For the convenience of the Staff, the Staff’s comments are included and are followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 2 to Draft Registration Statement on Form S-1
Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-8

1.	We note your disclosure on page F-35 that during the year ended December 31, 2024, the Company had three customers that accounted for approximately 36% of the Company's total revenues and during the year ended December 31, 2023, the Company had one customer that accounted for approximately 66% of the Company's total revenues. Please disclose the information required by ASC 280-10-50-42. The same comment applies to your financial statements for the three months ended March 31, 2025.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the disclosure requirements in accordance with ASC 280-10-50-42 for the years ended December 31, 2024 and 2023 and interim periods ended March 31, 2025 and 2024. The Company will disclose customer revenue concentrations for each customer greater than 10% of sales, both individually and in the aggregate, in future filings. The Company does not believe the impact of not disclosing the individual customer concentration to be material to either the December 31, 2024 or 2023 audited financial statements. The Company reached this conclusion because the year ended December 31, 2023 only had one customer that was over 10% of sales and the year ended December 31, 2024 had 3 customers over 10% of sales, aggregating 36% of sales, accordingly, the spread between customers could not be material. The Company’s next filing will include June 30, 2025 interim statements, which will include the required disclosures in accordance with ASC 280-10-50-42.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
ROCHESTER, NY • BUFFALO, NY • ALBANY, NY • CORNING, NY • NEW YORK, NY

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2025

Shipping and Handling Costs, page F-13

2.	Clarify if shipping and handling costs charged to customers relate to activities that occur before the customer obtains control of the related good or after the customer obtains control of the related good, and how you considered whether these activities represent a separate performance obligation. Refer to ASC 606-10-25-18-A and 18-B. If accounted for as a separate performance obligation, clarify why related costs are included in general and administrative expenses. If accounted for as fulfillment activities, please disclose the amount of shipping and handling costs included in selling and administrative expenses, if material.

Response: The Company respectfully acknowledges the Staff’s comment and confirms it has considered ASC 606-10-25-18-A and 18-B in determining the accounting treatment for shipping and handling costs. The Company notes shipping and handling costs are incurred prior to the customer obtaining control of the promised goods and services, therefore related revenue is not considered a separate performance obligation and the Company accounts for shipping and handling costs as fulfilment costs as noted within ASC 606-10-25-18-A. Shipping and handling costs related to that revenue are included in cost of revenue, which is not clear in our current disclosure. The Company has determined the total aggregate shipping and handling costs incurred during the years ended December 31, 2024 and 2023 were not material to the Company’s financial statements. The Company will prospectively update its disclosure in future filings to clarify these facts.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the Company’s Chief Financial Officer, Sean Arnette, by email at sarnette@elauwit.com or telephone at (980) 705-3160, or the undersigned by email at mrhoda@hselaw.com or telephone at (585) 231-1267.

Very truly yours,

/s/ Margaret K. Rhoda
Margaret K. Rhoda
direct dial: 585.231.1267
email: Mrhoda@hselaw.com

cc:	Alexander R. McClean, Esq
Barry Rubens, Chief Executive Officer